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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

August 2003

Commission File Number:

000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Address of principal executive offices)

N/A

(Former Name or Former Address, if Changed Since Last Report)

1.  Press releases, Aug. 8, 11, 21, and 29, 2003

2.  Material change report, Aug. 8 and 21, 2003

3.  BC FORM 51-901F, Schedule A

4.  BC FORM 51-901F, Schedule B,C

5.  Letter of confirmation

6.  Qualifying Issuer Report, Aug. 27, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

Alamos Gold Inc August 8, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR

FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Alamos Gold Inc. Announces $12,325,000 Private Placement

Vancouver, B.C., Alamos Gold Inc. has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the “Agents”) in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit.  Each unit will consist of one common share in the capital of Alamos Gold and one-half of a share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos Gold at a price of $1.75 for a one-year period following closing.  The common shares and the warrants comprising the units will be separable immediately upon closing.

The Agents will receive a commission equal to 7% of the gross proceeds raised from the sale of the units.

Gross proceeds from the private placement totaling $12,325,000 will be used by Alamos Gold to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes.  This transaction is subject to regulatory acceptance.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the bankable feasibility phase of development.

ON BEHALF OF THE BOARD	For further information, please contact:
/s/ Chester F. Millar Chester F. Millar President and Chairman of the Board	John A. McCluskey Chief Executive Officer Tel: 416-925-4880 Fax: 416-925-2264 Email: john.mccluskey@sympatico.ca Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities described herein and any securities which may be issued thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc August 11, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NEWS RELEASE

Positive Results from Metallurgical Tests on Sulfide Mineralization from Mulatos Gold Project, Sonora, Mexico

Vancouver, British Columbia – Alamos Gold Inc. is pleased to announce that metallurgical test work carried out by Resource Development Inc. (RDi) on sulfide-rich gold mineralization from the Company's Mulatos Gold Project indicates a maximum of 87.5 % of the total gold in sulfide mineralization can be leached with cyanide.  This test work confirms that Mulatos ore is not refractory due to sulfides and that previous projected heap leach recoveries can be increased with finer crushing and/or extending leach times.  The heap leach recovery of finer crushed sulfide ore and the economics of achieving this recovery will be determined with column and bulk sample leaching tests, and engineering currently underway.

Alamos submitted 11 samples of sulfide mineralization from 2 tunnels in the heart of the orebody to RDi for compositing and testing.  The results are as follows.  The composite sample assayed 1.89 g/t gold, 4.26 % sulfur and 120 ppm copper.  Hot cyanide shake tests performed on the pulverized composite sulfide sample indicated 87.5% of the gold was cyanide soluble.  Bottle roll tests were performed on the composite sample at a grind of 80 % minus 200 mesh. Cyanidation of the finely ground ore for 72 hours resulted in a gold extraction of 87%.  The extraction vs. leach time curve indicated gold recovery was not complete.

These tests indicate the sulfide ore is not refractory, but leaches at a slow rate.  These results in conjunction with cyanide soluble data indicate the finer the particle size the faster it leaches and the more it leaches.  This is new, positive data.  The ultimate gold deportation from sulfide ore was not known, but it was previously reported that leaching 18 mm (3/4 inch) sulfide ore in a column for 525 days resulted in a gold extraction of 71.5 % compared to 48.9 % gold extraction for 12 mm (1/2 inch) sulfide ore leached in a column for 28 days.  These test results were a strong indication to Alamos that sulfide ore gold recoveries might be increased by crushing finer and/or leaching longer.  Alamos has now proven this to be so.

Alamos recognized the potential of raising the overall heap leach recovery of the orebody by crushing the ore finer and conducted preliminary field column tests in 2002 on fine crushed (- 1/8 inch) sulfide ores and obtained between 85 and 88% recovery.

With these encouraging results, Alamos contracted RDi to perform an independent review of the previous metallurgical test work on the Mulatos Project.  Alamos and RDi developed a series of metallurgical test programs to obtain the data to raise gold recovery.  The test programs consist of laboratory, column, crushing and bulk heap leach tests.

The next phase of testing, column tests on bulk samples from 2 tunnels, are in progress at Metcon Research Inc. (Metcon) in Tucson, Arizona.  Fine crushing tests with a high pressure grinding roll (HPGR) crusher have been completed on a similar bulk sample at Polysius Corp. in Germany.  These samples are being shipped to Metcon for testing to determine if there is a more favorable recovery response and economics from HPGR crushed ores.  Alamos personnel are preparing to mine a 2,000 tonne sample from the tunnels for a bulk heap leach test at the mine site in Sonora, Mexico. Alamos will do trade-off studies with the results from these tests.  The more favorable economics of crushing ores finer and/or leaching longer to raise overall heap leach recovery will be incorporated in the new Mulatos Feasibility Study that is currently in progress at M3 Engineering in Tucson.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the bankable feasibility phase of development.

ON BEHALF OF THE BOARD	For further information, please contact:
/s/ Chester F. Millar Chester F. Millar President and Chairman of the Board	John A. McCluskey Chief Executive Officer Tel: 416-925-4880 Fax: 416-925-2264 Email: john.mccluskey@sympatico.ca Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  Statements in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc August 21, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR

FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

Alamos Gold Inc. Announces Closing of $12,325,000 Private Placement

Vancouver, B.C., Alamos Gold Inc. has closed the private placement announced August 8, 2003 of 8.5 million units at a price of $1.45 per unit for gross proceeds of $12,325,000.  Each unit consists of one common share in the capital of Alamos Gold and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos Gold at a price of $1.75 for a one-year period following closing.  The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003.

RBC Capital Markets, the Lead Agent, and Haywood Securities Inc., the Co-Agent, have received a commission equal to 7% of the gross proceeds raised from the sale of the units.

Net proceeds from the private placement will be used by Alamos Gold to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes.

Alamos Gold is a precious metals exploration and development company with its Salamandra exploration properties and its Mulatos project, an advanced gold deposit currently in the feasibility phase of development.

ON BEHALF OF THE BOARD	For further information, please contact:
/s/ Chester F. Millar Chester F. Millar President and Chairman of the Board	John A. McCluskey Chief Executive Officer Tel: 416-925-4880 Fax: 416-925-2264 Email: john.mccluskey@sympatico.ca Website: www.alamosgold.com

________________________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The securities described herein and any securities which may be issued thereunder have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Alamos Gold Inc August 29, 2003

Suite 1400, 400 Burrard Street

PO Box 48780 Bentall Centre

Vancouver, British Columbia

Canada   V6C 3G2

Telephone:  (604) 643-1787

Facsimile:  (604) 643-1773

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

NEWS RELEASE

Judgment on the Ejido Lawsuit

Vancouver, B.C. -  Alamos Gold Inc. announces that a judgment was rendered by the Agrarian Court  concerning two disputes between the Company and the Mulatos Ejido in Hermosillo, Mexico.   The Ejido (the surface rights holders), disputed the validity of the 1995 Surface Agreement and the Company’s right to reduce the amount of land under its lease to develop the Mulatos, Escondida and El Victor deposits and its annual lease payments.

The Court found in favour of the Mulatos Ejido on the payment issue on the basis that the Company did not correctly notify the Mulatos Ejido of the area and price reductions notwithstanding the notices and tender of a reduced lease payment by the Company. The Court ruled that the Mulatos Ejido were entitled to be paid US$336,972 in the year 2002 and US$334,375 in the year 2003.

The Court denied the claim to void the 1995 Surface Agreement.  Accordingly, the Company is of the view that it is entitled to reduce the area and yearly payments by providing proper notice.  The Company intends to reduce the lease area and bring its yearly payments down to approximately US$53,000 annually.

The Company and its counsel are in the process of reviewing the 425 page judgment in detail and intend to lodge an appeal.  Notwithstanding the results of the lawsuit, the Mulatos Ejido officials and the Company have been conducting meetings and are working toward improving communications to establish a baseline of information for negotiation and increased cooperation.

ON BEHALF OF THE BOARD	For further information, please contact:
/s/ Chester F. Millar Chester F. Millar President and Chairman of the Board	John A. McCluskey Chief Executive Officer Tel: 416-925-4880 Fax: 416-925-2264 Email: john.mccluskey@sympatico.ca Website: www.alamosgold.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statement in this release that are forward-looking, including statements relating to the future recovery of the Mulatos Project, are subject to various risks and uncertainties concerning the specific factors identified about in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act

Form 27 under Section 118(1) of the Alberta Securities Act

Form 27 under Section 75(2) of the Ontario Securities Act

(Individually, the “Act” and collectively, the “Securities Acts”)

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. (“Alamos”)

1400th Floor – 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

2. Date of Material Changes

State the date of the material change. August 8, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.  The press release dated August 8, 2003 was filed with the TSX Venture Exchange and the Provincial Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.  Alamos has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the “Agents”) in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit.

5. Full Description of Material Change

Alamos has engaged RBC Capital Markets as Lead Agent and Haywood Securities Inc. as Co-Agent (collectively the “Agents”) in connection with a best efforts private placement of 8.5 million units at a price of $1.45 per unit. Each unit will consist of one common share in the capital of Alamos and one-half of a share purchase warrant. Each full warrant will entitle the holder thereof to purchase one additional share of Alamos at a price of $1.75 for a one- year period following closing. The common shares and the warrants comprising the units will be separable immediately upon closing.  The Agents will receive a commission equal to 7% of the gross proceeds raised from the sale of the units.

Gross proceeds from the private placement totaling $12,325,000 will be used by Alamos to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes. The transaction is subject to regulatory acceptance.

6. Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer

1400th Floor, 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

Telephone: 604-643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 11th day of August, 2003.

/s/ Nerio V. Cervantes

___________________________________

Nerio V. Cervantes, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECUTIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act

Form 27 under Section 118(1) of the Alberta Securities Act

Form 27 under Section 75(2) of the Ontario Securities Act

(Individually, the “Act” and collectively, the “Securities Acts”)

1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. (“Alamos”)

1400th Floor – 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

2. Date of Material Changes

State the date of the material change. August 21, 2003

3. Press Release

State the date and place(s) of issuance of the press release issued under Section 85(1)(BC), Section 118(1) (AB) and Section 75(1) (ON) of the Securities Act.  The press release dated August 21, 2003 was filed with the TSX Venture Exchange and the Provincial Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.  Alamos has closed a private placement of 8.5 million units at a price of $1.45 per unit for gross proceeds totaling $12,325,000.

5. Full Description of Material Change

Alamos has closed the private placement announced August 8, 2003 of 8.5 million units at a price of $1.45 per unit for gross proceeds of $12,325,000. Each unit consists of one common share in the capital of Alamos and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of $1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003.

RBC Capital Markets, the Lead Agent, and Haywood Securities Inc., the Co-Agent, have received a commission equal to 7% of the gross proceeds raised from the sale of the units.

Net proceeds from the private placement will be used by Alamos to conduct feasibility work on its Mulatos deposit, to fund further exploration work in the Salamandra District and for general working capital purposes.

6. Reliance on Section 85(2) (BC), Section 118(2) (AB) and Section 75(3) (ON) of the Securities Acts

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

The following senior officer of Alamos is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Nerio V. Cervantes, Chief Financial Officer

1400th Floor, 400 Burrard Street

P.O. Box 48780, Bentall Centre

Vancouver, BC V7X 1A6

Telephone: 604-643-1787

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 22nd day of August, 2003.

/s/ Nerio V. Cervantes

___________________________________

Nerio V. Cervantes, Chief Financial Officer

IT IS AN OFFENCE UNDER THE SECUTIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

June 30, 2003

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

         X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ALAMOS GOLD INC.

ISSUED ADDRESS

1400-400 BURRARD STREET,  VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER

(604) 643-1787             FAX (604) 643-1773

CONTACT NAME

NERIO V. CERVANTES

CONTACT POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 643-1787

FOR QUARTER ENDED

JUNE 30, 2003

DATE OF REPORT

AUG. 27, 2003

CERTIFICATE

(a)

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE

(b)

THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“CHESTER F. MILLAR”

CHESTER F. MILLAR

 2003/08/27

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED (YY/MM/DD)

“JAMES M. MCDONALD”

JAMES M. McDONALD

2003/08/27

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED (YY/MM/DD)

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT June 30

(Expressed in U.S. Dollars)

A S S E T S

2003

2002

$

$

CURRENT

  Cash and cash equivalents

987,152

523,314

  Amounts Receivable

70,748

25,051

  Advances and Prepaid Expenses

40,605

43,663

__________

__________

1,098,505

592,028

LONG TERM INVESTMENT

(Note3)

3,169

9,007

CAPITAL ASSETS

(Note 4)

138,996

69,274

MINERAL PROPERTIES

(Note 5)

16,156,596

1,906,432

___________

___________

17,397,267

2,576,741

==========

==========

L I A B I L I T I E S

CURRENT

  Accounts Payable and Accrued liabilities

222,551

10,991

___________

___________

Note Payable

(note 6)

3,750,000

1,366,121

___________

___________

3,972,551

1,377,112

___________

___________

SHAREHOLDERS’ EQUITY

Share Capital

(Note 10)

21,312,565

8,369,044

Deficit

(7,887,849)

(7,169,416)

___________

___________

13,424,716

1,199,628

____________

___________

17,397,267

2,576,741

============

===========

APPROVED BY THE BOARD OF DIRECTORS:

“Chester F. Millar”

“James M. McDonald”

Chester F. Millar

James M. McDonald

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

(Expressed in U.S. Dollars)

Three Months Ended

Six  Months Ended

June 30

June 30

June 30

June 30

2003

2002

2003

2002

___________

___________

___________

___________

EXPENSES

Amortization

2,431

5,742

4,713

11,511

Management Fees

25,981

11,043

53,231

65,559

Foreign Exchange Gain

(82)

0

(139,069)

 (14,546)

Legal, Audit and Accounting

114,393

33,881

204,966

47,643

Office & Administration

144,098

12,908

251,091

23,782

Property Investigations

0

6,753

0

6,753

Shareholder Communications

16,248

3,773

25,576

4,953

Travel and accommodation

9,120

2,813

18,112

2,813

Trust and Filing

7,232

6,082

19,077

7,332

Interest Income

(3,165)

(1,010)

(5,099)

(1,432)

___________

___________

___________

___________

316,255

81,985

432,597

154,368

___________

___________

___________

___________

LOSS FOR THE PERIOD

(316,255)

(81,985)

(432,597)

(154,368)

DEFICIT-BEGINNING OF PERIOD

(7,571,594)

(7,087,430)

(7,555,252)

(7,015,047)

_____________

_____________

____________

___________

DEFICIT – END OF PERIOD

(7,887,849)

(7,169,415)

(7,887,849)

(7,169,415)

============

============

===========

==========

LOSS PER SHARE

($0.009)

($0.005)

($0.013)

($0.010)

============

============

===========

==========

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(Expressed in U.S. Dollars)

Three Months Ended

Six Months Ended

June 30

June 30

June 30

June 30

2003

2002

2003

2002

$

$

$

$

_________

__________

__________

_________

Cash Provided By (Used For):

Operating Activities:

Net Loss for the Period

(316,255)

(81,986)

(432,597)

(154,369)

Adjustment for Items Not

Involving Cash:

Amortization

2,431

5,742

4,713

11,511

_________

__________

__________

_________

(313,824)

(76,244)

(427,884)

(142,858)

_________

__________

__________

_________

Changes in Non Cash Working Capital:

Amounts Receivable

17,909

8,808

25,185

(2,964)

Advances & Prepaid Expenses

(4,194)

(30,447)

(27,783)

(24,167)

Accounts Payable &

      Accrued Liabilities

7,272

(3,180)

(85,348)

(16,024)

__________

__________

__________

__________

(292,837)

(101,063)

(515,830)

(186,013)

__________

__________

__________

__________

Investing Activities

Mineral Property Costs

(369,262)

(142,335)

(2,808,840)

(380,485)

Capital Asset

(5,374)

_________

_________

_________

_________

(369,262)

(142,335)

(2,814,214)

(380,485)

__________

__________

__________

__________

Financing Activities:

Proceeds from long term debt

3,750,000

Proceeds from the issue of common shares

434,099

1,728,655

Payment of note payable*

(1,769,565)

Liability to issue shares

617,180

801,842

__________

__________

__________

_________

434,099

617,180

3,709,090

801,842

Cash acquired from amalgamation with

National Gold

-

-

120,817

Net decrease  in cash and cash equivalents

(228,000)

373,782

499,863

235,344

Cash and cash equivalents –

Beginning of the period

1,215,152

149,532

487,289

287,970

__________

__________

__________

__________

Cash and cash equivalents –

End of the period

987,152

523,314

987,152

523,314

==========

==========

==========

==========

Supplemental Information:

* Of the note payable of US$3,539,130 (CDN $5,583,333) for the acquisition of the Salamandra project,  $1,769,565 was paid by

National Gold prior to amalgamation

Refer to Note 11 for non-cash investing and financing activities.

ALAMOS GOLD INC.

(Formerly Alamos Minerals Ltd.)

CONSOLIDATED STATEMENTS OF CUMULATIVE MINERAL PROPERTY COSTS (UNAUDITED)

(Expressed in U.S. Dollars)

Dec. 31

Expenditures

Dec. 31

Jan-Dec. 2002

Dec. 31

Expenditures

June 30

2000

2001

 2001

Expenditures

2002

2003

2003

_______

_______

_______

________

_______

_______

_______

MULATOS PROJECT

Acquisition

414,592

414,592

2,713,516

3,128,108

10,717,681

(A)

13,845,789

Exploration & Development:

Mine Administration

61,205

61,205

16,327

77,532

Analytical

15,943

15,943

4,262

20,205

Field Work & Supplies

32,701

32,701

520,554

553,255

262,818

816,073

Geological services &

consulting

27,144

27,144

105,999

133,143

139,354

272,497

Property Maintenance

15,907

15,907

4,415

20,322

25,862

46,185

Equipment Rental

10,250

10,250

Travel & Accommodation

4,667

4,667

35,476

40,143

21,217

61,360

_______

_______

_______

________

_______

_______

_______

0

495,011

495,011

3,457,108

3,952,120

11,197,772

15,149,891

_______

_______

_______

________

________

_________

_________

LA FORTUNA

Acquisition

295,300

295,300

295,300

295,300

Exploration & Development:

Analytical

28,714

28,714

28,714

28,714

Field Work & Supplies

347,776

347,776

347,776

347,776

Geological services &

consulting

226,336

226,336

226,336

226,336

Property Maintenance

66,678

1,960

68,638

2,331

70,969

2,414

73,383

Travel & Accommodation

35,196

35,196

35,196

35,196

_______

_______

_______

________

_______

________

_________

1,000,000

1,960

1,001,960

2,331

1,004,291

2,414

1,006,705

________

_______

________

________

________

________

_________

Total Mineral

Property Costs

1,000,000

496,971

1,496,971

3,459,439

4,956,410

11,200,186

16,156,596

========

=======

=======

========

=======

========

=========

Refer to Note 11

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.  These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation ("National") on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one share of the amalgamated Company for each 2.352 shares of National they held.  The acquisition has been accounted for as a purchase with Alamos identified as the acquirer since the shareholders of Alamos owned 60% of the shares of the amalgamated company.

Refer to note 9.

2.

BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company's audited financial statements dated December 31, 2002, and should be read in conjunction with those annual statements.

3.

LONG TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $3,169.

4.

CAPITAL ASSETS

June 30

                                 2003                                                                   2002

Accumulataed

Net Book

Accumulated

Net Book

Cost

Amortization

Value

Cost

Amortization

Value

$

$

$

$

$

$

________

_______

_______

________

_______

________

Exploration equipment

537,402

420,379

117,023

451,214

389,768

61,446

Office Equipment

31,837

19,772

12,065

23,195

17,307

5,888

Computer equipment

17,140

7,232

9,908

6,817

4,877

1,940

________

_______

_______

________

_______

________

586,379

447,383

138,996

481,226

411,952

       69,274

======

======

======

======

======

=======

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

5.

MINERAL PROPERTIES

The Company's properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders.  The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) State of Sonora, Mexico

    Salamandra Project

The Company had acquired a 100% interest in this project, which comprises approximately 16,000 hectares, in consideration for the payment of CDN $11,154,011 in acquisition costs  and assigned expenses.

The property is subject to a sliding scale net smelter royalty ("NSR") on the first 2,000,000 ounces of production.  The royalty commences at 1% NSR when the price of gold is less than U.S. $300 per ounce, rising to 5% NSR when the price of gold exceeds U.S, $400 per ounce.

Refer to note 11.

b)  La Fortuna Property

Durango, Mexico

The Company owns a 100% interest in two mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

6.

NOTE PAYABLE

The Company arranged a loan of Cdn $5.7 million, of which Cdn $5.6 million was used to discharge the Cdn $7,500,000 of debentures issued by National to acquire the  Salamandra Project.  These debentures were discounted to Cdn $5.6 million upon prepayment on January 31, 2003.

7.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $131,457  (2002 - $85,695)  for management, investor relations, accounting and administrative services.  These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

8.

SEGMENTED INFORMATION

AS AT

   June 30

December 31,

     2003

      2002

        $

         $

__________

_________

Assets by geographic segment, at cost:

Mexico

16,562,290

5,109,621

Canada

834,977

911,995

__________

_________

 17,397,267

6,021,616

=========

=========

9.

LOSS  PER SHARE

Loss per share has been calculated using the weight-average number of shares outstanding during the year.  Fully-diluted loss per share has not been disclosed as it is anti-dilutive.

10.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 1,000,000,000 common shares  without par value.

Number of

Total

Shares

$

____________

____________

Issued at December 31, 2002

32,624,647

11,583,910

Warrants exercised

7,078,617

1,061,971

___________

__________

39,703,264

12,645,881

Consolidation  (2:1)

(19,851,632)

Acquisition of National Gold

13,373,291

8,000,000

Stock options exercised

175,383

60,931

Warrants exercised

1,056,684

605,753

____________

____________

Issued at June 30, 2003

34,456,990

21,312,565

===========

===========

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

SHARE CAPITAL (continued)

b)

Stock options outstanding at June 30, 2003

        Number                                               Expiry Date

      Exercise Price

Cdn$

42,517

February 23, 2006

0.47

100,000

February 5, 2007

0.64

14,881

February 18, 2007

0.71

632,500

June 3, 2007

1.16

500,000

July 22, 2007

1.00

600,000

January 30, 2008

0.76

75,000

March 13, 2008

0.92

__________

1,964,898

=========

Summary of Stock Option Activity

Weighted Average

               Shares

     Exercise  Price

Cdn$

Balance, beginning of period

2,128,061

0.93

Exercised

(95,663)

0.45

Expired

(67,500)

1.30

__________

Balance, end of period

1,964,898

0.99

=========

c)

Warrants  outstanding at June 30, 2003 are as follows:

        Number                                             Expiry Date

       Exercise Price

Cdn$

1,922,354

July 22, 2003

0.90

487,663

September 21, 2003

0.82

2,562,500

October 11, 2003

0.90

107,355

November 1, 2003

0.82

771,684

April 16, 2004

0.94

370,535

April 16, 2004

1.41

42,730

April 29, 2004

0.82

212,585

May 7,2004

0.94

548,275

July 19, 2004

0.56

747,165

September 5, 2004

1.06

____________

7,772,847

==========

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

SHARE CAPITAL (continued)

d)

Stock-based compensation

The fair value of stock options determined in the calculation of compensation expense is estimated using the Black-Scholes Option Pricing Model which following assumptions; risk-free interest rate - 4.3%; expected dividend yield - Nil; expected stock price volatility - 47%; and expected option life - 5 years.

The pro forma effect on net loss and loss per share for the period ended June 30, 2003  for the stock options granted to directors and employees using the fair value method, is as follows:

Net loss for the

Basic and diluted

period

loss per share

$

$

___________________

_________________

Reported

(432,597)

0.01

Pro-forma

(976,483)

0.03

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

11.

ACQUISITION OF NATIONAL GOLD

The Company acquired on February 21, 2003, all of the outstanding shares of National Gold Corporation ("National"), the Company's joint venture partner on the Salamandra property, by the issue of 13,373,291 shares of the Company valued at $8,000,000.  The acquisition has been accounted for by the purchase method and the operating results of National are included in the consolidated statement of operations from the effective date of the acquisition.

ALAMOS GOLD INC.

(formerly Alamos Minerals Ltd. "Alamos")

Consolidated Notes to the Financial Statements

(Expressed in U.S. Dollars)

ACQUISITION OF NATIONAL GOLD (continued)

Details of assets and liabilities acquired are as follows:

$

Cash

120,817

Accounts receivable and prepaid expenses

56,900

Deferred costs (Salamandra Property)

4,328,466

Capital Assets

65,749

Accounts payable

(184,506)

Due to Alamos Gold

         (2,314,055)

Net assets acquired

2,073,371

Value allocated to mineral properties

          5,926,629

Share consideration

8,000,000

============

12.

CONTINGENCIES

a)

A claim has been made against the Company for damages under a mineral property acquisition agreement that the Company did not complete.  The plaintiff has claimed  a loss of U.S. $105,000.  The Company denies the claim and has not made any provision   for it in the financial statements.  Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

b)

The Company has reduced the surface area of the Salamandra Project that is leased  from the local Ejido of the village of Mulatos as allowed under the lease.  The reduction in the surface area under lease is being challenged by the Ejido in the Agrarian Court.  The Company is continuing with certain of its obligations under the lease and does not anticipate a material unfavourable outcome.

c)

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 pre-amalgamation stock options.  The Company denies it has any liability and accordingly has not accrued any amount for the claims.  Should any amount ultimately be paid they will be recorded in the accounts at the time of payment.

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

Schedule A

           X

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ALAMOS GOLD INC.

ISSUED ADDRESS

1400-400 BURRARD STREET,  VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER

(604) 643-1787              FAX (604) 643-1773

CONTACT NAME

NERIO V. CERVANTES

CONTACT POSITION

CHIEF FINANCIAL OFFICER

CONTACT TELEPHONE NUMBER

(604) 643-1787

FOR QUARTER ENDED

JUNE 30, 2003

DATE OF REPORT

AUG. 27, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL  BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE  THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF  SCHEDULE A AND SCHEDULES B & C.

“CHESTER F. MILLAR”

CHESTER F. MILLAR

 2003/08/27

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED (YY/MM/DD)

“JAMES M. MCDONALD”

JAMES M. McDONALD

2003/08/27

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR     DATE SIGNED (YY/MM/DD)

ALAMOS  GOLD  INC.

Quarterly Report

June 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.) For the current fiscal year-to-date:

Deferred exploration expenditures: Refer to Schedule A: Consolidated Statements of Cumulative Mineral Property Costs.

2. ) Details of office & administration expense:

Interest expense

        189,262 (mainly on the long term debt- Sch. A (note #6)

Rent

   9,853

Salaries

 13,547

Utilities

   7,320

Outside services

 10,415

Seminars /conferences

   3,793

Tel/fax/internet

   4,476

Supplies

   4,125

Insurance

   1,279

Others

   7,021

251,091

3.) Related party transactions:

    Refer to Note 7 in Schedule A.

4.) Summary of securities issued and options granted during the period:

a.)

Summary of securities issued during the period:  Refer to Schedule A  (note 10a)

b.)

Summary of options granted during the period:    NIL

5.) Summary of securities as at June 30, 2003:

       a.) Authorized share capital     1,000,000,000  common shares with no par value.

       b.) Shares issued and outstanding:         34,456,990

       c.) Summary of options, warrants and convertible securities outstanding:

             Refer to Schedule A (notes 10b & 10c).

       d.) Number of common shares held in escrow:               Nil

       e.) Number of common shares subject to pooling:         Nil

6.) Directors:

Chester F. Millar

John A. McCluskey

Stephen R. Stine

James M. McDonald

Richard W. Hughes

       Officers:

Chairman & President – Chester F. Millar

Secretary – Sharon S. Fleming

V.P & CEO- John A. McCluskey

V.P. & COO- Stephen R. Stine

CFO – Nerio V. Cervantes

SCHEDULE “C”

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended June 30, 2003

1.)

Description of Business:

The Company is in the gold mining business in Mexico. It has acquired a significant mineral property in the State of Sonora and is working towards placing this Mulatos property into commercial production.

2.)

Operations:

The Company is doing feasibility work which is expected to provide the information needed for production planning. Other activities that are being pursued include infrastructure improvements, community relations, exploration, and a search for equipment and operating personnel.

The feasibility work is being done under the direction of M3 Engineering who are expected to furnish a completed report in approximately 9 months time. Currently, the work consists mainly of metallurgical testing done in part by consultants in Arizona and in part by Company personnel on site. In the fourth quarter of 2003, the Company expects to commence open cut mining to expose the ore and start mining tests. A small scale bulk heap leach test of fine-crushed ore will also be done. Mining contractors will be hired to do some of this work.

Infrastructure improvements that are currently underway include upgrades to the public road between the village of Sahuaripa and Mulatos as well as roads within the village of Mulatos itself. The construction of a new camp, water supply system, test leaching facility, mine haul roads, and an airstrip will be started soon.

Community relations center around dealing with the Ejido or co-op that owns the land. A dispute over a key provision in the contract with the Ejido is awaiting a judge’s ruling. The provision was used by Alamos to reduce the annual rental payments, which brought on a lawsuit. The judge’s ruling may not settle all of the problems with the Ejido but it should provide the basis for an out-of-court settlement. An effort to improve communications between the Company and the many individuals that make up the Ejido has been started. A number of Ejido members have been hired. Certain improvements to the village of Mulatos have also been initiated.

An exploration program is set under the supervision of Ken Balleweg who has extensive knowledge of the area resulting from his employment as senior project geologist for Placer Dome, the former owner. This program will consist mainly of underground drilling and mapping and is expected to not only increase the understanding of the higher grade zones in the deposit, but also increase the ounces of gold in the reserves. A second look will also be done on several other promising mineral zones within the portfolio owned by Alamos. An application to acquire certain other nearby mineralized zones has been made.

3.) Financings /  Subsequent Events

During the first half of 2003, a total of 4.8 million warrants were exercised to bring in C$2.5 Million.

Subsequent to June 30, the Company closed a private placement of 8.5 million units @C$1.45 per unit for gross proceeds of C$12,325,000. Each unit consisted of one common share and a half of transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of Alamos at a price of C$1.75 for a one year period following the closing. The shares, warrants and any shares issuable on the exercise of the warrants are subject to a hold period expiring December 22, 2003.

At the time of writing this report, the Company has C$13.8 Million in treasury.

The Company has given notice that it will pay back 50% of the long-term loan from H. Morgan & Company.

1.)

Liquidity

The Company continues to demonstrate its ability to raise funds in the capital market and remains confident that it will meet all its operating and financial obligations.

ALAMOS GOLD INC.

SUITE 1400-400 BURRARD ST.

VANCOUVER, B.C.  V6C 3G2

Telephone: (604) 643-1787

Fax: (604) 643-1773

August 27, 2003

B.C. Securities Commission

Executive Director

2nd Floor, 865 Hornby Street

Vancouver, B.C.,

V6Z 3B8

Dear Sirs:

RE:

MAILING ON AUGUST 27, 2003 FORM 51-901F

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDING JUNE 30, 2003

We confirm that on the above date, we have mailed the material to all shareholders in our Supplementary Mailing List.

Yours truly,

ALAMOS GOLD INC.

“Nerio V. Cervantes”

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

ALAMOS GOLD INC. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 21, 2003 of 8,500,000 units, (“Units”) issued at a price of $1.45 per Unit, each Unit comprised of one common share and one-half of a share purchase warrant (“Warrant”), each whole Warrant entitling the holder thereof to purchase an additional common share of Alamos Gold Inc. at a price of $1.75 until August 21, 2004, Alamos Gold Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 27th day of August, 2003.

ALAMOS GOLD INC.

By: “Nerio Cervantes”

Nerio Cervantes,

Chief Financial Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

September 04, 2003

By: /s/ Nerio Cervantes

Date

Nerio Cervantes

Chief Financial Officer